HighTower Securities, LLC

Financial Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934 and Regulation 1.10(g) under the Commodity
Exchange Act.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 2500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco 312-962-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Dr. Ste 5900	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert S. Pagliuco_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____HighTower Securities, LLC_____ , as

of ____December 31_____ , 20_16____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



```
OFFICIAL SEAL
KLARIS TAMAZIAN
Notary Public - State of Illinois
My Commission Expires Jun 19, 2017
```

_____
Signature

Chief Financial Officer
_____
Title

Klaris Tamazian - 2/23/17
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Member
HighTower Securities, LLC:

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HighTower Securities, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Columbus, Ohio
February 24, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	6,390,752
Deposits with clearing brokers		735,000
Receivables from clearing brokers		677,393
Fee income receivable		808,265
Other assets		254,532
Total assets	$	8,865,942

Liabilities and Member's Equity

Liabilities		
Due to affiliates	$	1,041,919
Accounts payable and accrued expenses		846,104
Total liabilities		1,888,023
Member's Equity		6,977,919
Total liabilities and member's equity	$	8,865,942

See Notes to Statement of Financial Condition.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, LLC (the Company), an Illinois limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA), Securities Investor Protection Corporation (SIPC) and is registered as a commodity trading advisor (CTA) and as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC). The Company is a wholly-owned subsidiary of HighTower Holding, LLC (the Parent).

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to clearing agreements between the Company and its clearing brokers, National Financial Services, LLC, Pershing, LLC, and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of estimates: The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Revenue recognition: The Company earns commission revenues from customer securities transactions in equities, options, fixed income, and mutual funds. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis as securities transactions occur. Fee income is primarily derived from the market value of customer investments. Fee income is recorded when earned.

The Company also earns commissions on client transactions, which are included in other brokerage related revenues on the statement of income. These include insurance products, variable annuities, and other similar types of investments. Revenue is recorded when earned.

Interest income primarily consists of income generated by interest charged to clients with margin balances.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification (ASC) 740 *Income Taxes*. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the Statement of Financial Condition in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2016 and, accordingly, has not recorded a liability for the payment of any interest or penalties.

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2013.

New accounting pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The updated guidance amends certain currently existing revenue recognition guidance. The accounting update is effective beginning January 1, 2018. The Company is still evaluating the effect of the updated guidance on the Company's financial condition, results of operations, cash flows, and regulatory requirements and expects the adoption will not be material to its financial statements.

Note 2.   Cash

Cash includes cash in bank accounts at BMO Harris Bank N.A. and cash balances at clearing brokers National Financial Services, LLC, Pershing, LLC and J.P. Morgan Clearing Corporation representing commissions and fees earned and collected by the Company. As of December 31, 2016, the Company has classified unrestricted cash held at clearing brokers as Cash on the balance sheet. Prior to 2016, the Company included unrestricted cash held at clearing brokers in Receivables from Clearing Brokers on the balance sheet.

Note 3.   Deposits with and Receivables from Clearing Brokers

At December 31, 2016, deposits with clearing brokers includes cash security deposits totaling $735,000 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers consist of amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 4. Related Parties

At December 31, 2016, the amount due to affiliates includes amounts due to the Company's Parent in the amount of $1,040,085 for certain shared expenses in accordance with an expense sharing agreement. The expense sharing agreement provides for the Parent to provide certain services to the Company.

Due to affiliates also includes an amount due to an entity affiliated through common ownership in the amount of $1,834, representing advisory related fees collected on behalf of the affiliate.

Note 5. Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and margin balances and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

The Company is required to maintain in a segregated bank account all excess net capital over the sum of the total amount required to be maintained by law, self-regulatory organizations, or clearing firms, plus $500,000 ($2,500,000 at December 31, 2016). The segregated bank account is pledged as collateral for the senior bank debt of the Parent. Except for the segregated bank account, the Company is not otherwise obligated and provides no collateral with respect to the indebtedness of the Parent. At December 31, 2016, $2,719,004 of cash was deposited in the segregated bank account and, accordingly, is reported as a nonallowable asset in the Company's Computation of Net Capital pursuant to SEC Rule 15c3-1.

In the ordinary course of business, the Company may be subject to various legal and regulatory matters. There are no matters outstanding at December 31, 2016.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the

Note 5.   Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications (continued)

Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 6.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this Statement of Financial Condition was available to be issued.